                                                    OMB APPROVAL
                                    OMB NUMBER                         3235-0145
                                    EXPIRES:                    OCTOBER 31, 1994
                                    ESTIMATED AVERAGE BURDEN
                                    HOURS PER RESPONSE........             14.90



                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G

                   Under the Securities Exchange Act of 1934
                            (Amendment No._______)*


                    Southern Indiana Gas & Electric Company
- --------------------------------------------------------------------------------
                                (Name of Issuer)


                                  Common Stock
- --------------------------------------------------------------------------------
                         (Title Of Class of Securities)


                                   843163106
                         ------------------------------
                                 (CUSIP Number)

    Check the following box if a fee is being paid with this statement [X]. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

    *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

    The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 843163106             13GPAGE                          2  OF  9  PAGES

1  NAME OF REPORTING PERSON
   S.S OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
          Merrill Lynch & Co., Inc.


2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*   Joint Filing
                                                                      (a) [_]
                                                                      (b) [_]


3 SEC USE ONLY


4 CITIZENSHIP OR PLACE OF ORGANIZATION
          Delaware



NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

            5 SOLE VOTING POWER
              None


            6 SHARED VOTING POWER
              823,066

            7 SOLE DISPOSITIVE POWER
              None


            8 SHARED DISPOSITIVE POWER
              823,066



9 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
       823,066


10 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*



11 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
       5.2%


12 TYPE OF REPORTING PERSON*
       HC, CO





                     *SEE INSTRUCTION BEFORE FILLING OUT!

CUSIP NO.  843163106            13G                        PAGE  3  OF  9  PAGES


1  NAME OF REPORTING PERSON
   S.S OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
          Merrill Lynch, Pierce, Fenner & Smith Incorporated


2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*   Joint Filing
                                                                      (a) [_]
                                                                      (b) [_]

3 SEC USE ONLY



4 CITIZENSHIP OR PLACE OF ORGANIZATION
          Delaware


NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

            5 SOLE VOTING POWER
              None


            6 SHARED VOTING POWER
              823,066

            7 SOLE DISPOSITIVE POWER
              None


            8 SHARED DISPOSITIVE POWER
              823,066



9 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
       823,066


10 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*



11 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
       5.2%


12 TYPE OF REPORTING PERSON*
       BD, CO




                     *SEE INSTRUCTION BEFORE FILLING OUT!

CUSIP NO.  843163106            13G                        PAGE  4  OF  9  PAGES

1  NAME OF REPORTING PERSON
   S.S OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
          Defined Asset Funds, Equity Income Fund Fourteenth Utility
           Common Stock Series


2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*   Joint Filing
                                                                      (a) [_]
                                                                      (b) [_]


3 SEC USE ONLY


4 CITIZENSHIP OR PLACE OF ORGANIZATION
          New York


NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH


           5 SOLE VOTING POWER
             None

           6 SHARED VOTING POWER
             822,933

           7 SOLE DISPOSITIVE POWER
             None

           8 SHARED DISPOSITIVE POWER
             822,933



9 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
       822,933


10 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*



11 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
          5.2%


12 TYPE OF REPORTING PERSON*
          IV


                     *SEE INSTRUCTION BEFORE FILLING OUT!

                                  SCHEDULE 13G



Item 1 (a)     Name of Issuer:
               ---------------

               Southern Indiana Gas & Electric Company


Item 1 (b)     Address of Issuer's  Principal Executive Offices:
               ------------------------------------------------

               20 N.W. 4th Street
               Evansville, Indiana 47741


Item 2 (a)     Names of Persons Filing:
               -----------------------

               Merrill Lynch & Co., Inc.
               Merrill Lynch, Pierce, Fenner, & Smith Incorporated Defined Asset Funds, Equity Income Fund Fourteenth Utility
                  Common Stock Series (Unit Investment Trust)


Item 2 (b)     Address of Principal Business Office, or, if None, Residence:
               ------------------------------------------------------------


               Merrill Lynch & Co., Inc.
               World Financial Center, North Tower
               250 Vesey Street
               New York, New York  10281

               Merrill Lynch, Pierce, Fenner & Smith Incorporated
               World Financial Center, North Tower
               250 Vesey Street
               New York, New York  10281

               Defined Asset Funds, Equity Income Fund Fourteenth Utility
                  Common Stock Series
               800 Scudders Mill Road
               Plainsboro, new jersey 08536


Item 2 (c)     Citizenship:
               -----------

               See Item 4 of Cover Pages

                               Page 5 of 9 Pages

Item 2 (d)     Title of Class of Securities:
               ----------------------------

               Common Stock

Item 2 (e)     CUSIP Number:
               ------------

               843163106

Item 3

          Merrill Lynch & Co., Inc. ("ML&Co.") is a parent holding company, in accordance with (S) 240.13d-1(b)(1)(ii)(G). Merrill Lynch, Pierce, Fenner & Smith Incorporated ("MLPF&S") is a broker-dealer registered under Section 15 of the Securities Exchange Act of 1934 (the "Act"). Defined Asset Funds, Equity Income Fund Fourteenth Utility Common Stock Series (the "Fund") is an investment company registered under Section 8 of the Investment Company Act of 1940.

Item 4    Ownership
          ---------

          (a) Amount Beneficially Owned:

          See Item 9 of Cover Pages. Pursuant to (S) 240.13d-4, ML & Co., MLPF&S and the Fund (the "Reporting Persons") disclaim beneficial ownership of the securities of Southern Indiana Gas & Electric Company (the "Company") referred to herein, and the filing of this Schedule 13G shall not be construed as an admission that the Reporting Companies are, for the purposes of Section 13(d) or 13(g) of the Act, the beneficial owner of any securities of the Company covered by this statement.


          (b) Percent of Class:

                    See Item 11 of Cover Pages

          (c) Number of shares as to which such person has:

               (i) sole power to vote or to direct the vote:

                    See Item 5 of Cover Pages

               (ii) shared power to vote or to direct the vote:

                    See Item 6 of Cover Pages

                               Page 6 of 9 Pages

               (iii)    sole power to dispose or to direct the disposition of:

                    See Item 7 of Cover Pages

               (iv) shared power to dispose or to direct the disposition of:

                    See Item 8 of Cover Pages

Item 5         Ownership of Five Percent or Less of a Class.
               --------------------------------------------

               Not Applicable

Item 6         Ownership of More than Five Percent on Behalf of Another Person.
               ---------------------------------------------------------------

          MLPF&S is a sponsor of various unit investment trusts ("UITs") which invest in "equity securities" as defined in (S) 240.13d-1(d). The UITs have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities reported herein. The Fund, a reporting person on this Schedule 13G for which MLPF&S is a sponsor, has an interest that relates to more than 5% of the class of securities reported herein. No other person has an interest that relates to more than 5% of the class of securities reported herein.

Item 7         Identification and Classification of the Subsidiary Which
               ---------------------------------------------------------
               Acquired the Security Being Reported on by the Parent Holding
               -------------------------------------------------------------
               Company.
               -------

               See Exhibit A

Item 8         Identification and Classification of Members of the Group.
               ---------------------------------------------------------

               Not Applicable

Item 9         Notice of Dissolution of Group.
               -------------------------------

               Not Applicable

Item 10        Certification.
               -------------

          By signing below each of the undersigned certifies that, to the best of their knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.

                               Page 7 of 9 Pages

Signature.
- ---------

          After reasonable inquiry and to the best of my knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date:  February    , 1994             Merrill Lynch & Co., Inc.

                                      /s/ David L. Dick
                                      ---------------------------
                                      Name: David L. Dick
                                      Title: Assistant Secretary


                                      Merrill Lynch, Pierce, Fenner &
                                         Smith Incorporated

                                      /s/ David L. Dick
                                      ---------------------------
                                      Name: David L. Dick
                                      Title: Attorney-in-Fact*


                                      Defined Asset Funds, Equity Income Fund
                                        Fourteenth Utility Common Stock Series
                                      By:   Merrill Lynch, Pierce,Fenner & Smith
                                            Incorporated as agent for the
                                               Sponsors


                                      /s/ David L. Dick
                                      ---------------------------
                                      Name: David L. Dick
                                      Title: Attorney-in-Fact*


________________

* Signed pursuant to a power of attorney, dated February 10, 1994, included as Exhibit B to this Schedule 13G .

                               Page 8 of 9 Pages

                           EXHIBIT A TO SCHEDULE 13G
                           -------------------------

                   ITEM 7 DISCLOSURE RESPECTING SUBSIDIARIES
                   -----------------------------------------


        One of the persons filing this report, Merrill Lynch & Co., Inc., a Delaware corporation with its principal place of business at World Financial Center, North Tower, 250 Vesey Street, New York, New York ("ML&Co."), is a parent holding company pursuant to (S) 240.13d-1(b)(1)(ii)(G). The relevant subsidiary of ML&Co. is Merrill Lynch, Pierce, Fenner & Smith Incorporated, a Delaware corporation with is principal place of business at World Financial Center, North Tower, 250 Vesey Street, New York, New York ("MLPF&S"). MLPF&S is a wholly-owned subsidiary of ML&Co. and a broker-dealer registered under
   Section 15 of the Securities Exchange Act of 1934 (the "Act"). MLPF&S may be deemed the beneficial owner of 5.2% of the securities of Southern Indiana Gas & Electric Company as a result of its acting as a sponsor of one or more unit investment trusts ("UITs"). One such UIT, the Defined Assets Funds, Equity Income Fund Fourteenth Utility Common Stock Series, owns more than 5% of the class of securities reported herein.

        Pursuant to (S) 240.13d-4, ML&Co., MLPF&S and the Fund disclaim beneficial ownership of the securities of the Company, and the filing of this
   Schedule 13G shall not be construed as an admission that any such entity is, for the purposes of Section 13(d) or 13(g) of the Act, the beneficial owner of any securities of the Company, other than, in the case of ML & Co. and MLPF&S, securities of the Company.

                               Page 9 of 9 Pages